SCHEDULE II

Exhibit 99.3

FRANKLIN COVEY CO.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Three Years Ended August 31, 2002 for Continuing Operations

(Dollars in Thousands)

Column A	Column B	Column C	Column D	Column E

Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended August 31, 2000:
Allowance for doubtful accounts	$ 3,897	$ 1,855	$ (2,606)¹	$ 3,146
Year ended August 31, 2001:
Allowance for doubtful accounts	$ 3,146	$ 2,255	$ (3,602)¹	$ 1,799
Reserve for losses on management stock loans	1,052	1,052
$ 3,146	$ 3,307	$ (3,602)	$ 2,851
Year ended August 31, 2002:
Allowance for doubtful accounts	$ 1,799	$ 1,680	$ (1,677)¹	$ 1,802
Reserve for losses on management stock loans	1,052	24,775	25,827
$ 2,851	$ 26,455	$ (1,677)	$ 27,629

¹ Represents a write-off of accounts deemed uncollectible